News Release

RECEIVED
2008 APR 29 A 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002186

ZURICH®

Zurich expands its Mergers & Acquisitions operation with the opening of its London Office

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 23, 2008 – Zurich Financial Services Group (Zurich) announced today that Zurich Global Corporate's Mergers & Acquisitions (M&A) unit has expanded its operation through the opening of an office in London. As announced on July 18, 2007, Zurich Global Corporate has established a dedicated M&A unit to analyze needs and offer customized solutions for customers going through a merger or acquisition or divestiture.

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Thomas L. Gamble, president of Global Corporate's M&A unit, said: "We now have a fully operational M&A and private equity team in London, with a broad capability to deliver global and local M&A insurance solutions utilising Zurich's global network. The London office is led by a management team with M&A industry specialists on board. Zurich is now in a strengthened position to deliver a broad spectrum of tailored insurance products and risk management solutions that meet our customers' and brokers M&A and private equity transactional needs."

PROCESSED
MAY 01 2008
THOMSON REUTERS

The risk services offered by Zurich's M&A experts and product specialists are enhanced by a global network, an extensive product breadth and a commitment to customer relationship management allowing Zurich to both deliver relevant risk insights for every step in the M&A transaction and provide customers with answers to risk issues which may otherwise hinder deal completion.

Mario Vitale, CEO, Zurich Global Corporate in North America said: "With the creation of the unit, Zurich is the only insurer to offer a fully integrated

ZURICH®

and fully dedicated team of professionals with expertise in a broad range of insurance products and all aspects of the M&A process."

The total value of M&A deals in 2006 and 2007 reached an all-time high of approximately USD 4 trillion and USD 4.9 trillion respectively. Year to date global M&A activity has totalled USD 861.2 billion, with an increase of activity in Asia and other markets.* Although the size and volume of transactions has diminished in the US and UK, Zurich's M&A unit is poised to continue to deliver tailored risk solutions that meet M&A, divestiture and private equity transactional requirements. Demonstrating its commitment to capturing a significant share of the insurance activity, Zurich's M&A unit will be dedicating resources to serve Asia, the Middle East as well as Latin America towards the end of this year.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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* Source: Dealogic M&A Reviews, see www.dealogic.com

News Release

RECEIVED

2008 APR 29 A 2:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZURICH®

Zurich acquires 50% of Caixa Sabadell's life and general insurance companies in Spain

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 24, 2008 – Zurich Financial Services Group (Zurich) announced today that it has signed agreements to acquire 50% of Caixa d'Estalvis de Sabadell's (Caixa Sabadell) life and general insurance companies, CaixaSabadell Vida, S.A. de Seguros y Reaseguros (CSV), founded in 1988, and CaixaSabadell Companyia d'Assegurances Generals, S.A. (CSG), founded in 2007. The purchase price for the 50% of CSV and CSG amounts to approximately USD 360 million initially plus an earn-out component of up to approximately USD 150 million depending on the future performance of CSV and CSG. As part of the agreements, CSV and CSG will enter into banc-assurance agreements with Caixa Sabadell Group to sell life insurance, pension and general insurance products through Caixa Sabadell's branch network on an exclusive basis.

Caixa Sabadell, founded in 1859, has an excellent regional distribution network of currently 366 branches with access to more than 620,000 customers and a strong focus on banc-assurance. In 2007, premiums written through its insurance companies amounted to USD 363 million in CSV and USD 3 million in CSG. Caixa Sabadell is mainly operating in Spain's Northeastern region of Catalonia but recently started an expansion with branches in Valencia and Madrid and plans to further expand into other Spanish regions.

Mario Greco, Zurich's CEO Global Life Insurance, said: "The transaction represents a high potential growth opportunity for us to expand in one of our key growth areas. It further enables us to combine the strong distribution capacity of Caixa Sabadell with Zurich's considerable proposition strengths and efficient pan-European operating platform."

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Subject to the approval of the relevant regulatory authorities, the transaction is expected to close by the third quarter of 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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